KIRKLAND LAKE GOLD ANNOUNCES INITIATIVES IN RESPONSE TO COVID-19 VIRUS

Toronto, Ontario - March 22, 2020, - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced a number of initiatives designed to protect employees, their families and local communities from the COVID-19 virus. Included among the initiatives are the introduction of company-wide health and safety protocols, a temporary reduction in operations at the Detour Lake Mine, a remote operation with a large accommodation camp, until April 30, 2020, the suspension of non-essential work at all operations, as well as the suspension of all exploration activities across the Company.

In addition, the Company also announced today it will terminate the Automatic Share Purchase Plan (“ASPP”) effective March 23, 2020. The suspension reflects the Company’s commitment to maintaining financial strength during the current period of uncertainty related to the COVID-19 virus. The ASPP was launched on February 20, 2020 in connection with the Company’s current normal course issuer bid (“NCIB”) to allow for share purchases that would not be subject to black-out periods and other restrictions. The current NCIB remains in effect on the same terms and conditions as previously disclosed. Under the current NCIB, the Company can purchase up to 10.5 million additional common shares between now and its expiry on May 28, 2020. A total of 10.4 million common shares have been repurchased to date through the current NCIB, including 1.9 million shares through the ASPP. Except as set out in this press release, the Company is not aware of any material undisclosed information about its business or its securities.

COVID-19 Response Plan
At the present time there are no confirmed cases of COVID-19 at any of the Company’s operations or offices. In response to the health risks associated with COVID-19, Kirkland Lake Gold has implemented a series of health and safety protocols on a company-wide basis. At the operational level, site-level controls currently in place and/or being introduced include medical screening of all individuals prior to entering site, enhanced cleaning and hygiene practices, social distancing of workers, increased reliance on the use of technology such as hosting of virtual meetings, work from home policies and the suspension of all non-essential work at, and visits to, the Company’s mine sites.

Detour Lake Mine
Detour Lake Mine is a camp operation, located approximately 185 kilometres northeast of Cochrane, Ontario and 300 kilometres northeast of Timmins, Ontario. The camp at Detour Lake accommodates approximately 1,100 workers at any given time. To reduce risk of the COVID-19 virus, the Company will transition to reduced operations effective March 23, 2020. Continuing activities at the mine will include mill processing of reduced feed from the open pit and stockpiles, management of water levels during the spring run-off and environmental management activities. All personnel not essential for the performance of these activities will be required to leave or remain offsite until April 30, 2020. In addition, workers from remote First Nations communities and those along the James Bay coast, as well as employees requiring airline transportation to get to and from the minesite, will also be advised to remain off site until the end of April. For workers affected by the move to reduced operations, the Company will provide paid leave for14 working days, the equivalent of a month of normal pay.

Approximately 300 workers are expected to remain on-site to perform the essential activities during reduced operations. In addition to the health and safety protocols set out above, a number of additional measures applicable to a camp operation have been implemented, including processes for the assessment, isolation and medical evacuation of employees, increased food and hygiene safety and a greater frequency of cleaning.

Tony Makuch, President and Chief Executive Officer of Kirkland Lake Gold, commented: “COVID-19 represents an unprecedented challenge for people, governments and businesses worldwide. While none of our employees have tested positive for COVID-19, the actions we are taking represent our best judgement, based on what we know today, on how to responsibly protect our people from the pandemic. As always, the safety of our employees is our top priority. On a company-wide basis, we are introducing a series of health and safety protocols including medical screening, increased cleaning and hygiene and remote work and other forms of social distancing. We are also discontinuing all non-essential work at our operations and suspending exploration activities across the Company.

In the case of Detour, the increased risk represented by the remoteness of the mine and the camp environment requires a more extensive response. As a result, we are transitioning to reduced operations until April 30, 2020 in order to minimize the number of people required at site. We will continue to produce, though at lower levels, and will ensure critical tasks are completed such as managing water during the spring run-off and ongoing environmental management. It is not possible at this time to estimate the impact of reduced operations on Detour Lake’s 2020 production.

“Turning to our NCIB, we have been very committed to buying back our shares through the NCIB, with a total of 10.4 million shares having been repurchased under the current plan to date for a total of $360 million (C$483 million). Given current global events, we believe it is prudent to maintain as much financial flexibility as possible. We continue to have a very strong balance sheet with close to $500 million of cash and no debt. To preserve our financial strength, we have elected to discontinue the ASPP, through which we were repurchasing approximately 103,000 shares per day on an automatic basis, outside of our discretion. We retain the option to repurchase shares through the discretionary component of the NCIB and will consider any future repurchases in relation to evolving global developments.”

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

Cautionary Note Regarding Forward-Looking Information
This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and include information regarding the reduction of operations at the Detour Lake Mine and anticipated effects thereof, the ability of the Detour Lake Mine to fully resume operations effective April 30, 2020, proposed timing associated with future purchases made under the NCIB and the anticipated effects thereof, the anticipated effects of the termination of the ASPP, and the anticipated effects of the Company’s COVID 19 response plan.
Investors are cautioned that forward-looking information is not based on historical facts but instead reflect Kirkland Lake Gold's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the future impacts of the COVID 19 pandemic and government response to such pandemic, the ability of the Company to continue operations at its mine sites in lieu of the pandemic and the risk of future shut downs as a result thereof; future development and growth potential of the Company’s projects; future exploration activities planned at the Canadian and Australian properties; risks relating to equity investments; risks relating to first nations and Aboriginal heritage; the availability of infrastructure, energy and other commodities; nature and climactic conditions; currency exchange rates (such as the Canadian dollar and the Australian dollar versus the United States dollar); risks associated with dilution; labour and employment matters; risks in the event of a potential conflict of interest; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions.

This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including its annual information form for the year ended December 31, 2018 and financial statements and related MD&A for the financial year ended December 31, 2019 and 2018 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.
Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Mark Utting, Vice-President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@klgold.com